
TRAITEUR
AMARO
MAMOU

INVEST IN **MAMOU SPIRITS**

Botanical spirits made in New Orleans, inspired by folk traditions of the Gulf South.

New Orleans, LA

Highlights

1. Strong Industry Relationships & Distribution Pipeline: we already have a trusted LA distributor.
2. Low Overhead: Our fully licensed facility is available to us through a partnership at no cost.
3. Botanical Spirits Boom: the botanical-infused drink market is projected to more than double in 2025.
4. Award-Winning Talent: Head Distiller Erik Morningstar has won over 20 national medals.
5. Creative leadership: Andrea Morningstar is a producer with a proven track record in storytelling.
6. Untapped Market Opportunity in Louisiana: the first and only craft Amaro producer in New Orleans
7. Moonshot Mission with a Local Soul: Mamou's long-term vision is to develop a full line of spirits

Featured Investor

P

Peter Bailey
Syndicate Lead

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Invested $5,000

"As a founding member of Two James Spirits, I had the privilege to work with Erik and Andrea directly as one of our earliest employees, as they were instrumental to our launch back in 2013. Since, I've had the opportunity to support several start-up companies, along with some other craft distilleries as a business and sustainability consultant. Over the last decade I've witnessed the growing passion and acumen Erik and Andrea bring to the craft spirit industry and look forward to supporting their newest endeavor. I'm honored to accept the role as lead investor and welcome any feedback from the Mamou Team or other investors to support a successful launch and ensure stakeholder concerns are addressed in a timely fashion."

Our Team



Andrea Morningstar Co-founder, Brand Storyteller and Community Liason

An Emmy Award-winning documentary and commercial video producer and director, with a love for non-fiction storytelling and fostering human connection. A natural connector and leader of successful collaborative cultural, educational and creative projects.



Erik Morningstar Co-founder, Head Distiller

Artisan spirit maker. Passionate about creating distilled spirits from concept to bottle. He's won over 20 medals at prestigious international spirit awards competitions. Also a maker of wooden boats, baskets, and elaborate Mardi Gras costumes.

A Modern Amaro Rooted in Louisiana's Healing Traditions

MAMOU
SPIRITS CO.
NEW ORLEANS



ABOUT US





We're a spirits brand based in New Orleans, Louisiana. We make botanical spirits inspired by the folk traditions of our diverse, storied region.



THE CHALLENGE


MAMOU
TRAITEUR
AMARO

To create **a unique craft spirits brand made from regional botanicals** that is **synonymous with Louisiana culture**, and enjoyed worldwide as part of a modern take on classic cocktails.

THE SPIRIT

We're launching our flagship product: **Traiteur, an Amaro made with regional, historically medicinal herbs** like Yaupon, Passion Flower, Sassafras, Boneset, and Manglier.

With Amari (herbal liquers) gaining popularity in the mixology world and bartenders increasingly featuring their bold, bitter profile in cocktails, **<u>we're tapping into this growing niche market.</u>**


TRAITEUR
AMARO


TRAITEUR
AMARO
NEW ORLEANS





INSPIRATION

Our co-founder **Andrea's family immigrated from Italy to the U.S. through the port of New Orleans**. While spending time in Italy with her relatives who still live in her ancestral village, she became a fan of the diverse, regional, herbal Amari found there and throughout Italy. These curative, herbal elixirs reflect the botanical environment and history of the places where they are made. **They are said to have originated in the Middle Ages, crafted primarily by Catholic monks and herbalists** who sought to harness the healing properties of local herbs.

While **living in New Orleans, founders Erik and Andrea became fascinated by the herbal history of Southern Louisiana and by the traditions of Cajun, Creole, and Indigenous Traiteurs**—faith healers who use a combination of foraged plants, Catholic prayers, and other practices specific to their cultures. **The idea of creating an Italian-style Amaro inspired by these traditions felt like an elegant, exciting fusion.**









INSPIRATION





In pre-colonial times, New Orleans was known as Bulbancha, a Choctaw word meaning, approximately, 'the place of other languages'—a name still embraced by many today. **From its early days through colonial times and into the modern era, New Orleans has been a hub of trade, where goods and knowledge are exchanged among diverse cultures.**

Under colonial rule, in addition to European remedies, the **apothecaries of New Orleans were home to Indigenous, Afro-Caribbean, and Acadian herbal cures—many of which were suspended in alcohol, creating medicinal drinks that some say marked the birth of the modern cocktail.** This early fusion highlights how cocktail culture is deeply rooted in the region's botanical heritage, a legacy of plant knowledge that stretches back centuries and reflects the intertwined, complex cultural history of coastal Louisiana.



THE MARKET



Currently, there's no contemporary Louisiana Amaro on the market. We aim to change that by creating exceptional products that proudly carry the nuanced cultural past and present of this region to the world.

The culture of New Orleans and the Louisiana Gulf Coast resonates around the globe. From Topeka to Tokyo and places in between, it's easy to find a Louisiana themed restaurant or bar. **We're tapping into the interests of the 19 million tourists who visit the region each year, offering them a literal taste of the layered, surprising, and ever-evolving culture of this unique place** - a taste that reaches beyond the city into the bayous, towns, and swamps in every direction.

GROWTH

By focusing on the cocktail experience, our new spirits will also help reignite interest and excitement around our core products.

Once established, we'll leverage our unique identity to launch **additional Amari** as well as mass-market products like **Whiskey** and **Gin**.

With a customer base already familiar with our vision and quality, these new offerings will seamlessly complement our existing lineup.


COCODR
WHISKEY
96
TRAITEUR
AMARO
BIG MAMOU
90 PROOF

THE ASK

We're raising a minimum of $50K to launch production and marketing for Traiteur Amaro—covering raw materials, production, and early growth for Mamou Spirits.

Additional funds (up to $124K via Wefunder) will expand our marketing, increase production volume, and support R&D for future products.

We're offering SAFE notes for this initial investment round.

COST BREAKDOWN

We're starting small and efficient, with our eyes on the horizon of growth.

- Production cost: 62.1%
- Sales and promotion: 20%
- Legal and bookkeeping : 10%
- Wefunder Fee: 7.9%
- Erik is currently producing spirits for a local distillery and has worked out an arrangement that allows Mamou to produce products in the distillery at no cost.



REVENUE

With a **retail price under $40**, our Amaro is accessible to consumers while earning **wholesale margins above 80%**—significantly higher than comparable spirits like vodka. Our $50K raise enables us to produce 250 cases, cover marketing, and essential fees. **We project a 68% revenue return within 6 months.**

DISCLOSURES

Early Stage
We're pre-revenue and just entering production. Your investment is speculative and could result in loss.

Heavily Regulated
Liquor laws are strict. Delays in licensing or legal changes could affect our ability to sell.

Competitive Market
The craft spirits space is crowded. While we stand out through heritage and storytelling, we face real competition.

Limited Resources
We're a small, self-funded team. Scaling production and growth will require additional capital.

No Guaranteed Exit
We're offering SAFE notes, not equity. There's no guaranteed acquisition or IPO, and your return may take time.

Market Volatility
Inflation, supply chains, and economic shifts can all impact performance.

Founder-Driven
We're a husband-wife team. Passionate and all-in—but that means the business rides on two humans, with all the risks that entails.

TIMELINE

2025

- Fundraising
- Prototype spirit(s)
- Production of Traiteur Amaro.
- Establish distribution, in Louisiana.

2026

- Tasting room sales (direct to consumer) and expansion of local distribution.
- Launch of 2nd spirit.

2027

- Expand distribution to select out of state markets.
- Launch of in house distilled unaged products: rum, gin...
- Aging of whiskey and other barrel finished products. 2-5yr horizon for traditional aged products. 1-6month horizon for accelerated techniques.

2028

- Continued expansion of distribution.
- Launch of accelerated aged products.
- Expansion of aging facilities.

*Future projections are not guaranteed.

THE TEAM

Erik and Andrea are creative partners in life, work and parenthood. Mamou Spirits is an expression of their shared love of history, craft, community and a drink that inspires a great story.

ANDREA MORNINGSTAR

CO-FOUNDER / COMMUNITY ENGAGEMENT



- Emmy Award winning filmmaker
- Creative Producer
- Brand Storyteller
- Educator
- Researcher

ERIK MORNINGSTAR

CO-FOUNDER / HEAD DISTILLER



- Award winning distiller
- Mentee of Dave Pickerel
- Production Manager 10+ years
- Spirit development R&D
- Illustrator
- Sculptor

MAMOU

SPIRITS CO.

NEW ORLEANS

The word Mamou, like so much of our regional culture, doesn't just come from one place. It's the name of a **native medicinal plant with bright red beans** used by **Traiteurs**, the name of a town in Louisiana renowned for its **Cajun music** and culture, and a Cajun term of endearment for **moms and grandmas**. Some say it may have originated from a **Native American chief** who lived in the region, or from the **French word for "mammoth,"** referencing the vast prairies or prehistoric giants of the region around the town, or **a community in west-central Guinea** sharing the same name. We love the multitudes contained in the word, and aspire to create products that respectfully invoke them, while adding another layer to its story.